May 6, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Margaret Schwartz

Re:    VectivBio Holding AG
    Registration Statement on Form F-3
    Filed May 4, 2022
File No. 333-264653

    Acceleration Request
        Requested Date: May 10, 2022
        Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-264653) (the “Registration Statement”), to become effective on May 10, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Brandon Fenn of Cooley LLP at (212) 479-6626.

[Signature page follows]

Very truly yours,

VectivBio Holding AG

By: /s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer

cc:    Luca Santarelli, VectivBio Holding AG
Scott Applebaum, VectivBio Holding AG
Ryan Sansom, Cooley LLP
Brandon Fenn, Cooley LLP
    Divakar Gupta, Cooley LLP
Andreas Müller, Homburger AG